Exhibit 99.2

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Result of General Meeting

London and Redwood City, Calif., June 30, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, announces that all six resolutions (the “Resolutions”) proposed at the Company’s General Meeting (“General Meeting”), held earlier today, were duly passed. The Board is pleased that all the resolutions received strong support from shareholders. Full details of the resolutions can be viewed in the Notice of General Meeting on the Company’s website at www.mereobiopharma.com.

The results of the proxy voting in advance of the General Meeting are shown below. On the record date there were 213,652,487 ordinary shares of £0.003 each in issue, each carrying one vote per share.

Resolution	Votes For	Votes at Chairman’s Discretion	Votes Against	Votes Witheld	Total Votes Cast	Result
1	126,356,040	0	165,150	198,042	126,719,232	Passed
2	126,363,760	0	328,197	27,275	126,719,232	Passed
3	126,353,820	0	338,397	27,015	126,719,232	Passed
4	126,339,365	0	352,337	27,530	126,719,232	Passed
5	126,366,710	0	325,492	27,030	126,719,232	Passed
6	126,339,565	0	352,162	27,505	126,719,232	Passed

As the Resolutions were passed at the General Meeting the unsecured convertible loan notes due 2023 of the Company constituted pursuant to the loan note instrument dated 3 June 2020 (the “Tranche 1 Notes”) will automatically convert into ordinary shares of £0.003 each in the capital of the Company except that no new ordinary shares will be issued which would result in any person holding in excess of 9.9 per cent. of the aggregate voting rights in the Company as a result of the relevant conversion. As a result of automatic conversion, Tranche 1 Notes in an aggregate principal amount of £21,660,999 (together with accrued interest) will convert into 125,061,475 new ordinary shares (“New Ordinary Shares”). It is expected that admission of the New Ordinary Shares resulting from the automatic conversion of Tranche 1 Notes will become effective at 8.00a.m. (GMT) on 1 July 2020. Tranche 1 Notes in an aggregate principal amount of £18,872,672 will remain outstanding and convertible into new ordinary shares in accordance with their terms.

Following the issue of the New Ordinary Shares the Company’s issued share capital will comprise 338,713,962 ordinary shares of £0.003 each. The total number of voting rights in the Company will be 338,713,962. This figure may be used by shareholders as the denominator for calculations by which they will determine if they are required to notify their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

As the the Resolutions were passed at the General Meeting a total of 161,048,366 warrants to subscribe for ordinary shares of £0.003 each in the capital of the Company with an exercise price of 34.8 pence per ordinary share (the “Warrants”) shall now be capable of being exercised until 30 June 2023. The Warrants can be exercised for cash or on a cashless basis.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with oncology and rare diseases. Mereo’s strategy is to selectively acquire product candidates for oncology and rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead oncology product candidate, etigilimab, an anti-TIGIT, has completed a Phase 1a and Phase 1b for a range of solid tumor types and the second product candidate, navicixizumab, for ovarian cancer has been licensed to Oncologie Inc. for up to $300M in milestone payments. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”) and a pivotal Phase 3 study design in paediatrics has been agreed with the FDA and EMA. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo plans to form a strategic partnership for setrusumab prior to initiation of the paediatric pivotal study.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com